Filed by CII Financial, Inc.

                                         Pursuant to Rule 425
                        under the Securities Act of 1933

                            For: CII Financial, Inc.

                         Commission File No.: 333-52726

                                December 26, 2000

To Holders of CII Financial, Inc.
7-1/2% Convertible Subordinated Debentures Due September 15, 2001

         We are offering to acquire all of our outstanding $47,059,000 principal amount of 7-1/2% Convertible Subordinated Debentures Due September 15, 2001, CUSIP No. 12551LAB7.

         The purpose of this letter is to call your attention to certain important information regarding our offer. The offer expires at 5:00 p.m., New York City time, on January 24, 2001.

         You can choose to sell your old 7-1/2% debentures for either cash or new debentures.

o If you choose new debentures, you will receive $1,000 principal amount of our new 9% senior subordinated debentures due 2006 per $1,000 principal amount of your old 7-1/2% junior subordinated debentures, plus accrued and unpaid interest in cash.

o If you choose cash, you will receive $525 in cash per $1,000 principal amount of your old 7-1/2% junior subordinated debentures, plus accrued and unpaid interest in cash. However, we will purchase no more than $19.5 million total principal amount of old debentures for cash.

         If holders of more than $19.5 million total principal amount of old 7-1/2% debentures elect to sell their debentures for cash, we will not have enough cash to pay for all the debentures that holders elect to sell. In that case, we will purchase a total of $19.5 million principal amount of debentures for cash and we will exchange the balance of your debentures for new debentures. All holders who elect to receive cash will be treated equally in this process.

         We are a holding company with no significant operating assets of our own. Our subsidiaries are regulated insurance companies which are restricted from providing us with dividends or other funds. Currently, our subsidiaries are prohibited from paying any dividends to us without prior approval by the California Department of Insurance. We intend to seek approval from the California Department for our subsidiaries to provide a portion of the funds we need to complete this offer.

         Your old 7-1/2% junior subordinated debentures will mature on September 15, 2001. We are making this offer because, although our insurance subsidiaries are solvent, CII Financial has no available source of cash with which to pay your old 7-1/2% debentures when they mature.

         As many of you know, the California workers' compensation market, where we conduct more than 77% of our business, has been severely impacted in recent years by negative pricing brought on by changes in applicable insurance regulations. A number of our largest competitors are now facing bankruptcy or receivership and we incurred losses of $8.4 million for the nine months ended September 30, 2000. However, we have recently seen improvement in California as a number of our competitors have been forced to retrench or exit the market altogether.

         While there can be no assurance that this trend will continue, we believe we will be in a better position to repay the new 9% senior subordinated debentures due September 15, 2006 than we are to pay the old 7-1/2% debentures on September 15, 2001. In addition, we have provided a cash option for holders who do not wish to exchange their old debentures for new debentures.

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         In  considering  our  offer,  you  should  be  aware  of  a  number  of
    significant   risks  that  will  affect  any  old  debentures   that  remain
    outstanding after expiration of our offer.

1) We are a guarantor of $185 million of loans made under credit facilities of our parent, Sierra Health Services. Our old 7-1/2% debentures rank junior to our guarantee of the credit facilities. In the event of a default in payment on our old debentures, Sierra's senior lenders would have the right to receive payment in full on their guarantee prior to any payment being made on the old debentures.

2) Up to $47 million principal amount of new 9% senior subordinated debentures due 2006 will be issued. Any old 7-1/2% debentures that remain outstanding will rank junior to all of the new 9% senior subordinated debentures.

3) There may be no active trading market for any old 7-1/2% debentures that remain outstanding after completion of the offer. As a result, you may have difficulty selling your old debentures after expiration of the offer.

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         If you want to participate in the offer, you must make the necessary arrangements promptly. In particular, if your debentures are held through a broker, dealer, bank, trust company or other nominee, you will need to instruct this firm to tender the debentures on your behalf. Since this procedure may take a considerable amount of time, you should give these instructions as soon as possible.

         The offer  expires at 5:00 p.m.,  New York City  time,  on January  24,
2001.

         The terms of the offer are contained in our Preliminary Prospectus and Exchange Offer, which accompanies this letter. The offer is subject to certain conditions, including participation by holders of at least 90% of the outstanding debentures, receipt of sufficient financing, receipt of necessary approvals from our regulators and receipt of necessary consents from bank lenders.

         If you need assistance making arrangements to tender your securities, please call the Information Agent for the offer, D.F. King & Co., at (800) 735-3591. If you have any questions about the offer, please call the Dealer Manager for the offer, Banc of America Securities, at (888) 292-0070. We appreciate your consideration of our offer.

                                   Sincerely,


                                   Kathleen M. Marlon

                      President and Chief Executive Officer